SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SAPIENS AWARDED $1.1 MILLION REINSURANCE CONTRACT
BY A GLOBAL FINANCIAL SERVICES GROUP

Research Triangle Park, N.C. – June 29, 2009 – Sapiens International Corporation N.V (NASDAQ and TASE: SPNS) today announced that a global Financial Services Group’s Reinsurance arm, has selected Sapiens to implement its reinsurance administration software, Sapiens INSIGHT™ for Reinsurance, awarding Sapiens a contract award in the amount of $1.1 million.

Sapiens INSIGHT™ for Reinsurance will be implemented to manage the entire reinsurance business portfolio across the group, providing efficient services and access to users of the Reinsurance Entity and global business units.

The customer chose the INSIGHT™ solution after a thorough selection process due to its agility and the constant evolution of the package to meet market requirements and regulations. Sapiens’ ability to deliver implementation environment using its modeling (codeless) technology on top of Microsoft environments provides very good cost effectiveness.

Roni Al-Dor, Sapiens CEO, commented: “We are very proud to have extended our partnership with one of the world’s largest Financial Services Groups with our Reinsurance solution, offering clear business and technology benefits. This contract is particularly significant, as it adds another valuable member to the Sapiens INSIGHT™ insurance family.”

About the Sapiens INSIGHT for Reinsurance solution

Sapiens INSIGHT™ for Reinsurance is part of the company’s INSIGHT suite of insurance solutions. It is a ground-breaking solution for management of all types of reinsurance, with comprehensive support for the rapidly changing requirements of the reinsurance market. This powerful framework-based solution manages in one single platform ceded and assumed reinsurance, proportional and non-proportional treaties and facultative contracts. Currently the system handles all property and casualty, commercial and personal lines. Life business and health will be made available at end 2009. Designed for the international market, Sapiens INSIGHT™ for Reinsurance is based on ACORD standards and B2B XML technology, supporting multi-currency, multi-lingual, and is suited to accommodate multi-company corporate structures.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading provider of business critical IT software solutions for insurance organisations, as well as for enterprise organisations in other industries.

The company offers a comprehensive portfolio of solutions for insurance applications including Reinsurance, P&C, L&P/L&A, and more, and its technology is recognized globally for the ability to cost-effectively align IT infrastructures with operational demand for speed, flexibility and efficiency.

With subsidiaries in North America, the United Kingdom, EMEA, Japan and Asia Pacific, Sapiens has strategic partnerships with market leaders such as IBM, Microsoft and others. Our clients include AXA, ING, Liverpool Victoria, Menora, Mivtachim, AVIVA, Allianz, Barclays, Aegon, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer